                                                  PURSUANT TO RULE NO. 424(b)(2)
                                                  REGISTRATION NO. 333-02899

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS SUBJECT TO COMPLETION  +
+PURSUANT TO RULE 424 UNDER THE SECURITIES ACT OF 1933. A REGISTRATION         +
+STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE + +SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 415 UNDER THE SECURITIES + +ACT OF 1933. A FINAL PROSPECTUS SUPPLEMENT AND PROSPECTUS WILL BE DELIVERED +
+TO PURCHASERS OF THESE SECURITIES. THIS PROSPECTUS SUPPLEMENT AND THE         +
+PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN + +OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN +
+WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO             +
+REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.         +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                             SUBJECT TO COMPLETION
              PRELIMINARY PROSPECTUS SUPPLEMENT DATED MAY 28, 1997

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY 10, 1996)

                                  $250,000,000
                                BB&T CORPORATION
                          % SUBORDINATED NOTES DUE 2007


  Interest on the Subordinated Notes offered hereby (the "Subordinated Notes") is payable semi-annually on June 15 and December 15 of each year, beginning December 15, 1997. The Subordinated Notes are not redeemable prior to maturity
and will mature on    , 2007.

  The Subordinated Notes are unsecured and subordinated to all present and future senior indebtedness of the Company. Payment of principal of the Subordinated Notes may be accelerated only in the case of the bankruptcy of the Company. There is no right of acceleration in the case of a default in the payment of interest on the Subordinated Notes or in the performance of any covenant or agreement of the Company with respect to the Subordinated Notes. See "Subordinated Debt Securities--Limited Rights of Acceleration" and "-- Events of Default" in the accompanying Prospectus.

  The Subordinated Notes will be issued only in fully registered form and will be represented by one or more Global Securities registered in the name of a nominee of The Depository Trust Company, as Depositary (the "Depositary"). Beneficial interests in the Subordinated Notes will be shown on, and transfers thereof will be effected only through, the records maintained by the Depositary's participants. Owners of beneficial interests in the Global Securities will be entitled to physical delivery of Subordinated Notes in certificated form equal in principal amount to their respective beneficial interests only under limited circumstances. The Subordinated Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Subordinated Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of the Debt Securities--Global Securities," "Description of Subordinated Notes-- Global Securities" and "--Same-Day Settlement and Payment."

                                  -----------

THE SUBORDINATED NOTES OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===============================================================================

                                           PRICE TO  UNDERWRITING  PROCEEDS TO
                                           PUBLIC(1) DISCOUNT(2)  COMPANY(1)(3)
-------------------------------------------------------------------------------
Per Subordinated Note....................       %          %             %
-------------------------------------------------------------------------------
Total....................................    $          $             $

===============================================================================
(1) Plus accrued interest, if any, from June  , 1997.
(2) The Company has agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $200,000.

                                  -----------
  The Subordinated Notes are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that the Subordinated Notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company in New York, New York on or about June , 1997, against payment therefor in immediately available funds.

BEAR, STEARNS & CO. INC.
                               ALEX. BROWN & SONS
                                  INCORPORATED
                                                            CRAIGIE INCORPORATED

            The date of this Prospectus Supplement is June  , 1997.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SUBORDINATED NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. SEE "UNDERWRITING."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following reports filed by the Company with the Securities and Exchange Commission (the "Commission") (File No. 1-10853) under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are hereby incorporated by reference in the Prospectus as supplemented by this Prospectus Supplement:

    (i) Annual Report on Form 10-K for the year ended December 31, 1996;

    (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

    (iii) Current Report on Form 8-K filed with the Commission on April 11, 1997; and

    (iv) Current Report on Form 8-K filed with the Commission on May 23,
  1997.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Subordinated Notes are hereby incorporated by reference into the Prospectus as supplemented by this Prospectus Supplement and shall be deemed a part hereof from the date of filing of such documents. Any statement contained in the Prospectus, in this Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference therein or herein shall be deemed to be modified or superseded for purposes of the Registration Statement (as defined in the Prospectus) and the Prospectus as supplemented by this Prospectus Supplement to the extent that a statement contained in the Prospectus, in this Prospectus Supplement or in any subsequently filed document which also is or is deemed to be incorporated by reference in the Prospectus as supplemented by this Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement, the Prospectus or this Prospectus Supplement.

  The Company will provide without charge to each person to whom a copy of this Prospectus as supplemented by this Prospectus Supplement is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference in the Prospectus as supplemented by this Prospectus Supplement, except for certain exhibits to such documents. Written requests should be sent to Investor Relations, BB&T Corporation, 223 West Nash Street, Wilson, North Carolina 27893. Telephone requests may be directed to
(919) 246-4219.

                                  THE COMPANY

  BB&T Corporation ("BB&T" or the "Company") is a multi-bank holding company headquartered in Winston-Salem, North Carolina. The Company changed its name from Southern National Corporation to BB&T Corporation on May 16, 1997. It conducts its operations in North Carolina, South Carolina and Virginia primarily through its commercial banking subsidiaries, which operate 423 banking offices, and, to a lesser extent, through its other subsidiaries. Substantially all of the Company's loans are to businesses and individuals in the Carolinas and Virginia. The Company's principal subsidiaries are Branch Banking and Trust Company ("BB&T-NC"); BB&T Financial Corporation of South Carolina, which in turn owns all the outstanding shares of Branch Banking and Trust Company of South Carolina ("BB&T-SC"); BB&T Financial Corporation of Virginia ("BB&T Financial-VA"), which in turn owns all the outstanding shares of Branch Banking and Trust Company of Virginia ("BB&T-VA") and Fidelity Federal Savings Bank ("FFSB"); and Regional Acceptance Corporation, headquartered in Greenville, North Carolina ("Regional Acceptance"). At March 31, 1997, the Company had assets of $22.1 billion, deposits of $15.6 billion, loans of $15.4 billion and shareholders' equity of $1.8 billion and ranked thirty-sixth among bank holding companies in the United States in terms of assets and thirty-fourth in terms of deposits.

  BB&T-NC, the Company's largest subsidiary, is the oldest bank in North Carolina. At March 31, 1997, BB&T-NC had assets of $17.0 billion, deposits of $12.2 billion, loans of $11.7 billion and shareholder's equity of $1.3 billion and ranked third among banks in North Carolina in terms of deposits. Serving North Carolina through 300 banking offices, BB&T-NC focuses on providing a wide range of banking services in its local market for retail commercial customers, including small and mid-size businesses, public agencies and local governments, trust customers and individuals. BB&T-NC has numerous additional subsidiaries which engage in leasing, investment, insurance and other activities. Among such subsidiaries is BB&T Insurance Services, Inc., which has assembled the largest independent insurance agency system in the Carolinas.

  BB&T-SC serves South Carolina through 95 banking offices and focuses on providing a wide range of banking services in its local market for retail and commercial customers, including small and mid-size businesses, public agencies, local governments, trust customers and individuals. BB&T-SC's subsidiaries include BB&T Investment Services of South Carolina, Inc., which is licensed as a general broker/dealer of securities and is currently engaged in retailing of mutual funds, U.S. Government securities, municipal securities, fixed and variable insurance annuity products and unit investment trusts. At March 31, 1997, BB&T-SC had assets of $3.9 billion, deposits of $3.1 billion, loans of $2.7 billion and shareholder's equity of $317.5 million and ranked third among banks in South Carolina in terms of deposits.

  BB&T-VA offers a full range of commercial and retail banking services through 21 banking offices in the Hampton Roads region of southeastern Virginia. At March 31, 1997, BB&T-VA had assets of $762.5 million, deposits of $658.4 million, loans of $556.4 million and shareholder's equity of $68.3 million and ranked tenth among banks in Virginia in terms of deposits. On March 1, 1997, the Company acquired FFSB, which has seven retail banking offices and provides the Company with an initial presence in the Richmond, Virginia market. At March 31, 1997, FFSB had assets of $362.3 million, deposits of $255.7 million, loans of $279.0 million and shareholder's equity of $63.3 million. It is anticipated that FFSB will merge into BB&T-VA not later than the first quarter of 1998.

  Regional Acceptance, acquired by the Company effective September 1, 1996, specializes in indirect financing of purchases of mid-model and late-model used automobiles by consumers with limited access to traditional sources of credit. It operates 28 branch offices in the Carolinas, Tennessee and Virginia. At March 31, 1997, Regional Acceptance had assets of $175.8 million, loans of $166.3 million and shareholder's equity of $44.8 million.

  The Company is continuing to develop its franchise through the acquisition of financial institutions in North Carolina, South Carolina and Virginia pursuant to transactions which are expected to be consummated in 1997. These acquisitions will significantly increase the Company's market share in North Carolina and continue the expansion of the Company's presence in South Carolina and Virginia. See "Recent Developments--Pending Acquisitions and Other Developments" and "Pro Forma Condensed Financial Information."

                              RECENT DEVELOPMENTS

FIRST QUARTER FINANCIAL RESULTS

  The Company reported net income of $83.1 million for the quarter ended March 31, 1997 compared to net income of $71.9 million recorded in the first quarter of 1996, representing an increase of 15.6%. The increase in net income reflected a 9.7% increase in net interest income and a 24.0% increase in noninterest income, while noninterest expenses increased 7.6%. Returns on average assets and average common equity in the first quarter of 1997 were 1.58% and 19.16%, respectively.

  The Company's net interest income was $227.8 million for the first quarter of 1997 compared to $207.7 million in the first quarter of 1996. The Company's net interest income increased as a result of an increase of 5.7% in average interest-earning assets and a higher net interest margin. Total interest income was $415.8 million for the first quarter of 1997, an increase of $24.1 million from $391.7 million in the comparable 1996 period. Total interest expense was $198.0 million in the first quarter of 1997 compared to $192.1 million in the first quarter of 1996, an increase of $5.9 million. During the first quarter of 1997, average interest-earning assets were $20.1 billion compared to $19.0 billion for the first quarter of 1996. Average interest-bearing liabilities during the first quarter of 1997 were $17.5 billion compared to $16.4 billion during the first quarter of 1996, an increase of $1.1 billion. The net interest margin in the first quarter of 1997 improved to 4.56% from 4.38% in the first quarter of 1996.

  The Company's provision for loan and lease losses was $17.0 million in the first quarter of 1997 compared to $11.4 million in the first quarter of 1996. Net charge-offs in the first quarter of 1997 were 0.29% of average loans and leases compared to 0.23% in the first quarter of 1996 and 0.44% in the fourth quarter of 1996. The Company's allowance for loan and lease losses was 1.26% of total loans and leases and 3.36 times nonaccrual loans and leases at the end of the first quarter of 1997, compared to 1.26% and 2.72 times, respectively, at the end of the first quarter of 1996. Nonperforming assets were $81.0 million, or 0.37% of total assets, at March 31, 1997 compared to $77.1 million, or 0.38% of total assets, at March 31, 1996.

  Total noninterest income increased 24.0% in the first quarter of 1997 to $85.5 million from $69.0 million in the first quarter of 1996. Service charges on deposits, the primary component of noninterest income, increased 21.4% in the first quarter of 1997 over the comparable 1996 period. Other nondeposit fees and commissions were $18.7 million in the first quarter of 1997 compared to $15.6 million in the first quarter of 1996, an increase of 19.8%. Income from mortgage banking activities in the first quarter of 1997 increased $1.2 million or 12.8% over the comparable 1996 period. Insurance agency commissions increased $3.7 million or 60.0% in the first quarter of 1997 over the comparable 1996 period, reflecting increases in property and casualty insurance commissions and insurance fees and charges attributable in part to the acquisitions of three insurance agencies in the fourth quarter of 1996. Total noninterest expense increased 7.6% in the first quarter of 1997 to $161.0 million from $149.6 million in the first quarter of 1996.

PENDING ACQUISITIONS AND OTHER DEVELOPMENTS

  The Company has entered into an Agreement and Plan of Reorganization, dated as of November 1, 1996, with United Carolina Bancshares Corporation ("UCB"), which provides for the merger of UCB with and into the Company (the "UCB Merger"). Through its banking subsidiaries, UCB operates 139 banking offices in North Carolina and 16 banking offices in South Carolina. The shareholders of the Company and UCB have approved the transaction, which remains subject to regulatory approvals and other customary closing conditions. The Company expects the merger to be effective July 1, 1997. At March 31, 1997, UCB had assets of $4.5 billion, deposits of $4.0 billion, loans of $3.2 billion and shareholders' equity of $358.8 million. On a pro forma basis as of March 31, 1997, the combined deposits of the Company and UCB would give the Company the leading share of deposits in North Carolina and a third largest share of deposits in South Carolina.

  The Company has entered into an Agreement and Plan of Reorganization, dated as of May 6, 1997, with Virginia First Financial Corporation ("Virginia First"), which provides for the merger of Virginia First with and into BB&T Financial-VA. Virginia First operates 24 banking offices through its subsidiary, Virginia First

Savings Bank. The merger is subject to approval of the shareholders of Virginia First, regulatory approvals and other customary closing conditions. The Company expects the merger to be effective in the fourth quarter of 1997. At March 31, 1997, Virginia First had assets of $817.3 million, deposits of $595.1 million, loans of $731.0 million and shareholders' equity of $65.9 million.

  The Company has entered into an Agreement and Plan of Reorganization, dated as of March 7, 1997, with Craigie Incorporated ("Craigie"), one of the Underwriters for this offering, pursuant to which a newly formed subsidiary of the Company will merge with and into Craigie and Craigie will survive as a wholly owned subsidiary of the Company. With offices in Richmond, Virginia and Charlotte, North Carolina, Craigie specializes in the organization, trading and distribution of fixed income and equity products in both the public and private capital markets. The merger is subject to the approval of Craigie's shareholders, regulatory approvals and other customary closing conditions. The Company expects the merger to be effective during the third quarter of 1997.

  The Company expects to continue to take advantage of the consolidation of the financial services industry by further developing its franchise through the acquisition of financial institutions. Such acquisitions may entail the payment by the Company of consideration in excess of the book value of the underlying net assets acquired, may result in the issuance of additional shares of the Company's capital stock or the incurring of additional indebtedness by the Company, and could have a dilutive effect on the earnings or book value per share of the Company's common stock. Moreover, such acquisitions sometimes result in significant charges against earnings, although cost savings, especially incident to in-market acquisitions, also are frequently anticipated.

  In January 1997, the Company announced the approval of a new plan to repurchase up to 5 million shares of its common stock to be used as needed for issuance in specific business combinations to be accounted for as purchases. Through May 21, 1997, approximately 1.2 million shares had been repurchased pursuant to this plan. The more significant acquisitions consummated or anticipated to be consummated in 1997 as purchase business combinations include the acquisition of FFBC (the parent of FFSB) on March 1, 1997 and the pending acquisitions of Craigie and Virginia First.

  In April 1997, the Company announced the approval of another new plan to repurchase shares of its common stock in connection with the UCB Merger, which is to be accounted for as a pooling of interests. Approximately 2.8 million shares are likely to be repurchased before the anticipated effective date of the UCB Merger on July 1, 1997. However, the actual number of shares repurchased cannot exceed the maximum allowable under pooling-of-interests accounting criteria. As of May 27, 1997, approximately 178,000 shares had been repurchased pursuant to this plan.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Subordinated Notes will be approximately $248 million (assuming an offering price of 100%), after deducting the underwriting discount and estimated offering expenses. The Company currently intends to use the net proceeds from the offering for general corporate purposes, including approximately $235 million for the repurchase of up to approximately 5.7 million shares of the Company's common stock in connection with certain pending business combinations which are expected to be consummated in 1997. Approximately $13 million of the net proceeds will be used to fund a portion of the cash component of the purchase price to be paid by the Company in connection with the acquisition of Virginia First. The Company intends to finance the balance of the cash component (approximately $32 million) through the issuance of additional indebtedness. See "Recent Developments--Pending Acquisitions and Other Developments."

  Pending use as described above, the net proceeds may be temporarily invested or used to reduce short-term indebtedness. The precise amounts and timing of the application of proceeds will depend upon the funding requirements of the Company and its subsidiaries and the availability of other funds.

  Based upon the historical and anticipated future growth of the Company and the financial needs of the Company and its subsidiaries, the Company may engage in additional financings of a character and amount to be determined as the need arises.

               CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

  The following are the Company's consolidated ratios of earnings to fixed charges for the periods indicated:

                                 THREE MONTHS
                                ENDED MARCH 31,   YEAR ENDED DECEMBER 31,
                                ---------------   ----------------------------
                                 1997     1996    1996  1995  1994  1993  1992
                                -------  -------  ----  ----  ----  ----  ----
Earnings to fixed charges:
  Excluding interest on
   deposits....................    3.10x    2.99x 2.88x 2.04x 3.45x 3.30x 4.07x
  Including interest on
   deposits....................    1.62     1.55  1.53  1.34  1.63  1.40  1.39

  For purposes of computing these ratios, earnings represent income from continuing operations before extraordinary items and cumulative effects of changes in accounting principles plus income taxes and fixed charges (excluding capitalized interest). Fixed charges, excluding interest on deposits, represent interest (other than on deposits, but including capitalized interest), one-third (the proportion representative of the interest factor) of rents and all amortization of debt issuance costs. Fixed charges, including interest on deposits, represent all interest, one-third (the proportion representative of the interest factor) of rents and all amortization of debt issuance costs.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table sets forth certain consolidated financial data of the Company for the five years ended December 31, 1996, and the three months ended March 31, 1997 and March 31, 1996. The information is qualified in its entirety by the detailed information and consolidated financial statements included in the documents incorporated herein by reference. See "Incorporation of Certain Documents by Reference" in this Prospectus Supplement and the accompanying Prospectus.

                          AS OF OR FOR THE THREE
                               MONTHS ENDED
                                 MARCH 31,           AS OF OR FOR THE YEARS ENDED DECEMBER 31,
                          ------------------------  ------------------------------------------------
                             1997         1996        1996      1995      1994      1993      1992
                          -----------  -----------  --------  --------  --------  --------  --------
                                                 (DOLLARS IN MILLIONS)
SUMMARY OF OPERATIONS:
 Interest income........  $       416  $       392  $  1,607  $  1,577  $  1,339  $  1,213  $  1,218
 Interest expense.......          198          192       778       814       586       509       592
                          -----------  -----------  --------  --------  --------  --------  --------
 Net interest income....          218          200       829       763       753       704       626
 Provision for loan and
  lease losses..........           17           11        54        35        20        55        64
                          -----------  -----------  --------  --------  --------  --------  --------
 Net interest income
  after provision for
  loan and lease
  losses................          201          189       775       728       733       649       562
 Noninterest income.....           85           69       297       231       230       223       188
 Noninterest expense....          161          150       654       681       590       667       514
                          -----------  -----------  --------  --------  --------  --------  --------
 Income before income
  taxes.................          125          108       418       278       373       205       236
 Provision for income
  taxes.................           42           36       134        92       129        79        84
                          -----------  -----------  --------  --------  --------  --------  --------
 Income before cumula-
  tive effect of changes
  in accounting princi-
  ples..................           83           72       284       186       244       126       152
 Less: cumulative effect
  of changes in
  accounting principles,
  net of income taxes...          --           --        --        --        --         34       --
                          -----------  -----------  --------  --------  --------  --------  --------
 Net income.............  $        83  $        72  $    284  $    186  $    244  $     92  $    152
                          ===========  ===========  ========  ========  ========  ========  ========
SELECTED PERIOD END
 BALANCES:
 Total assets...........  $    22,052  $    20,329  $ 21,247  $ 20,636  $ 19,972  $ 18,928  $ 16,016
 Earning assets.........       20,730       19,059    19,847    19,376    18,803    17,721    14,887
 Securities.............        5,345        4,835     5,262     5,355     5,425     5,225     4,208
 Loans and leases(1)....       15,349       14,210    14,584    13,952    13,052    12,132    10,433
 Deposits...............       15,556       15,163    14,954    14,684    14,314    14,595    13,044
 Long-term debt.........        2,273        1,603     2,052     1,384       911       837       423
 Shareholders' equity...        1,753        1,603     1,729     1,711     1,526     1,421     1,276
SELECTED FINANCIAL
 RATIOS:
 PROFITABILITY RATIOS:
 Return on average as-
  sets..................         1.58%        1.43%     1.38%      .91%     1.28%      .54%      .98%
 Return on average com-
  mon shareholders' eq-
  uity..................        19.16        17.99     17.21     11.84     17.07      6.61     12.99
 Net interest margin....         4.56         4.38      4.45      4.14      4.36      4.55      4.53
 Efficiency.............         51.3         53.8      53.5      55.2      58.0      66.0      63.2
 CAPITAL RATIOS:
 Equity to assets (pe-
  riod end).............          8.0%         7.9%      8.1%      8.3%      7.6%      7.5%      8.0%
 Tier 1 capital.........         10.7         12.3      11.7      13.2      12.4      11.5       N/A
 Total capital..........         13.9         13.5      14.7      14.4      13.4      13.2       N/A
 Leverage...............          7.8          7.7       8.0       7.9       7.1       8.2       N/A
 LOAN QUALITY RATIOS:
 Nonaccrual loans and
  leases as a percentage
  of total loans and
  leases................          .38%         .46%      .41%      .45%      .36%      .51%      .45%
NONPERFORMING ASSETS AS
 A PERCENTAGE OF:
 Total assets...........          .37          .38       .38       .37       .31       .46       .38
 Loans and leases plus
  foreclosed property...          .53          .54       .55       .54       .47       .72       .58
 Net charge-offs as a
  percentage of average
  loans and leases......          .29          .23       .32       .24       .14       .32       .47
 Allowance for loan and
  lease losses as a
  percentage of loans
  and leases............         1.26         1.26      1.26      1.26      1.32      1.41      1.31
RATIO OF ALLOWANCE FOR
 LOAN AND LEASE LOSSES
 TO:
 Net charge-offs........        4.45x        5.49x     4.06x     5.30x     9.68x     4.81x     2.86x
 Nonaccrual loans and
  leases................         3.36         2.72      3.08      2.82      3.59      2.75      2.89

--------
(1) Loans and leases are net of unearned income and the allowance for losses. Amounts include loans held for sale.
N/A--Not available

                   PRO FORMA CONDENSED FINANCIAL INFORMATION

  The following Pro Forma Condensed Financial Information and explanatory notes are presented to show the impact on the Company's historical financial position of the pending UCB Merger and the impact on the Company's results of operations of the pending UCB Merger and the acquisition on March 1, 1997 of Fidelity Financial Bankshares Corporation ("FFBC"), the former parent of FFSB headquartered in Richmond, Virginia (the "FFBC Merger"). The UCB Merger is reflected in the Pro Forma Condensed Financial Information under the pooling-of-interests method of accounting, and the FFBC Merger is reflected under the purchase method of accounting. See "Recent Developments--Pending Acquisitions and Other Developments."

  The Pro Forma Condensed Balance Sheet presented assumes that the UCB Merger was consummated on March 31, 1997 and the Pro Forma Condensed Income Statements assume that the UCB Merger and the FFBC Merger were consummated at the beginning of each period presented, except where noted.

  The Company acquired three insurance agencies in the fourth quarter of 1996 which were accounted for under the purchase method of accounting. The Company issued 610,390 shares of common stock to effect the acquisitions and recorded intangible assets of $16.9 million. Substantially all of these shares were repurchased prior to the consummation of these transactions. These amounts are not reflected in the Pro Forma Condensed Balance Sheet contained herein. The intangible assets recorded would result in amortization expense of $282,000 for the three months ended March 31, 1997 and $1.1 million for the year ended December 31, 1996. These amounts are not reflected in the Pro Forma Condensed Income Statements contained herein.

  The pro forma balances are not necessarily indicative of the results had the UCB Merger and the FFBC Merger occurred at the beginning of the periods presented, nor are they necessarily indicative of the results of future operations.

                 CONSOLIDATED PRO FORMA CONDENSED BALANCE SHEET

                                 MARCH 31, 1997
                                  (UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    PRO FORMA ADJUSTMENTS                   BB&T AND UCB
                                                    -------------------------------          PRO FORMA
                              BB&T         UCB        DEBIT               CREDIT              COMBINED
                           -----------  ----------  ----------          -----------         ------------
ASSETS
 Cash and due from
  banks..................  $   552,111  $  150,980  $                   $                   $   703,091
 Interest-bearing
  deposits with banks....        8,327         --                                                 8,327
 Federal funds sold and
  securities purchased
  under resale agreements
  or similar
  arrangements...........       21,022      92,632                                              113,654
 Securities available for
  sale...................    5,222,841     869,359                                            6,092,200
 Securities held to
  maturity...............      122,182      44,417                                              166,599
 Loans held for sale.....      264,625         --                                               264,625
 Loans and leases, net of
  unearned income........   15,084,615   3,215,839                         208,755(1)        18,091,699
 Allowance for loan and
  lease losses...........     (193,987)    (48,266)                                            (242,253)
                           -----------  ----------  ----------          ----------          -----------
 Loans and leases, net...   14,890,628   3,167,573                         208,755           17,849,446
                           -----------  ----------  ----------          ----------          -----------
 Premises and equipment,
  net....................      328,862      54,759                                              383,621
 Other assets............      641,597     108,119                           7,660(2)           742,056
                           -----------  ----------  ----------          ----------          -----------
 Total assets............  $22,052,195  $4,487,839  $                   $  216,415          $26,323,619
                           ===========  ==========  ==========          ==========          ===========
LIABILITIES AND
 SHAREHOLDERS' EQUITY
 Noninterest-bearing
  demand deposits........  $ 2,009,401  $  609,696  $   52,189(1)       $                   $ 2,566,908
 Savings and interest
  checking...............    1,430,386     630,692                                            2,061,078
 Money rate savings......    3,722,006     846,382                                            4,568,388
 Other time deposits.....    8,394,303   1,951,882     469,698(1)                             9,876,487
                           -----------  ----------  ----------          ----------          -----------
 Total deposits..........   15,556,096   4,038,652     521,887                               19,072,861
 Short-term borrowed
  funds..................    2,183,091      39,862                                            2,222,953
 Long-term debt..........    2,273,288       2,251                                            2,275,539
 Accounts payable and
  other liabilities......      286,283      48,226                         354,858(1)(3)(4)     689,367
                           -----------  ----------  ----------          ----------          -----------
 Total liabilities.......   20,298,758   4,128,991     521,887             354,858           24,260,720
                           -----------  ----------  ----------          ----------          -----------
SHAREHOLDERS' EQUITY:
 Preferred stock, $5 par,
  5,000,000 shares
  authorized, none issued
  and outstanding at
  December 31, 1996......          --          --                                                   --
 Common stock, $5 par,
  300,000,000 shares
  authorized, 109,138,628
  issued and outstanding
  at March 31, 1997,
  136,817,658 shares pro
  forma issued and
  outstanding,
  respectively...........      545,693      97,547                          40,848(5)           684,088
 Additional paid-in
  capital................      122,274      52,722      40,848(5)                               134,148
 Retained earnings.......    1,091,507     210,488      49,386(2)(3)(4)                       1,252,609
 Loan to employee stock
  ownership plan and
  unvested restricted
  stock..................       (1,935)        --                                                (1,935)
 Net unrealized
  appreciation on
  securities available
  for sale...............       (4,102)     (1,909)                                              (6,011)
                           -----------  ----------  ----------          ----------          -----------
 Total shareholders'
  equity.................    1,753,437     358,848      90,234              40,848            2,062,899
                           -----------  ----------  ----------          ----------          -----------
 Total liabilities and
  shareholders' equity...  $22,052,195  $4,487,839  $  612,121          $  395,706          $26,323,619
                           ===========  ==========  ==========          ==========          ===========

            See Notes to Pro Forma Condensed Financial Information.

               CONSOLIDATED PRO FORMA CONDENSED INCOME STATEMENT

                   FOR THE THREE MONTHS ENDED MARCH 31, 1997
                                  (UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            BB&T AND                 BB&T,
                                                            FFBC PRO              FFBC AND UCB
                                                PRO FORMA     FORMA                PRO FORMA
                             BB&T     FFBC(6)  ADJUSTMENTS  COMBINED     UCB(7)   COMBINED(7)
                          ----------- -------  ----------- ----------- ---------- ------------
INTEREST INCOME
 Interest and fees on
  loans and losses......  $   332,269 $4,047               $   336,316 $   71,581 $   407,897
 Interest and dividends
  on securities.........       83,292    347                    83,639     13,438      97,077
 Interest on short-term
  investments...........          258     75                       333        717       1,050
                          ----------- ------      -----    ----------- ---------- -----------
  Total interest in-
   come.................      415,819  4,469                   420,288     85,736     506,024
                          ----------- ------      -----    ----------- ---------- -----------
INTEREST EXPENSE
 Interest on deposits...      140,950  1,892                   142,842     38,377     181,219
 Interest of short-term
  borrowed funds........       26,971    103                    27,074        328      27,402
 Interest on long-term
  debt..................       30,099    307                    30,406         29      30,435
                          ----------- ------      -----    ----------- ---------- -----------
  Total interest ex-
   pense................      198,020  2,302                   200,322     38,734     239,056
                          ----------- ------      -----    ----------- ---------- -----------
NET INTEREST INCOME.....      217,799  2,167                   219,966     47,002     266,968
 Provision for loan and
  lease losses..........       17,000    120                    17,120      3,850      20,970
                          ----------- ------      -----    ----------- ---------- -----------
NET INTEREST INCOME
 AFTER PROVISION FOR
 LOAN AND LEASE LOSSES..      200,799  2,047                   202,846     43,152     245,998
                          ----------- ------      -----    ----------- ---------- -----------
NONINTEREST INCOME
 Service charges on de-
  posit accounts........       30,600     46                    30,646      5,855      36,501
 Mortgage banking activ-
  ities.................       10,486     (3)                   10,483      1,267      11,750
 Trust income...........        5,344    --                      5,344      1,514       6,858
 Agency and other insur-
  ance commissions......       12,959    --                     12,959      1,893      14,852
 Other nondeposit fees
  and commissions.......       18,720     21                    18,741      2,849      21,590
 Securities gains (loss-
  es), net..............          811    --                        811          4         815
 Other noninterest in-
  come..................        6,593      8                     6,601        295       6,896
                          ----------- ------      -----    ----------- ---------- -----------
  Total noninterest in-
   come.................       85,513     72                    85,585     13,677      99,262
                          ----------- ------      -----    ----------- ---------- -----------
NONINTEREST EXPENSE
 Personnel expense......       81,058    666                    81,724     21,128     102,852
 Occupancy and equipment
  expense...............       26,776    205                    26,981      4,333      31,314
 Federal deposit insur-
  ance expense..........        1,135     27                     1,162        --        1,162
 Other noninterest ex-
  penses................       52,073    303        636(8)      53,012     10,622      63,634
                          ----------- ------      -----    ----------- ---------- -----------
  Total noninterest ex-
   pense................      161,042  1,201        636        162,879     36,083     198,962
                          ----------- ------      -----    ----------- ---------- -----------
EARNINGS
 Income before income
  taxes.................      125,370    918       (636)       125,553     20,746     146,298
 Income tax expense.....       42,202    346                    42,548      7,467      50,915
                          ----------- ------      -----    ----------- ---------- -----------
 Net income.............  $    83,068 $  572      $(636)   $    83,004 $   13,279 $    96,283
                          =========== ======      =====    =========== ========== ===========
PER COMMON SHARE
 Net income:
 Primary................  $       .74                      $       .74 $      .55 $       .69
                          =========== ======      =====    =========== ========== ===========
 Fully diluted..........  $       .74                      $       .74 $      .55 $       .69
                          =========== ======      =====    =========== ========== ===========
AVERAGE SHARES OUTSTAND-
 ING
 Primary................  111,554,075                      111,554,075 24,360,323 139,203,042
                          =========== ======      =====    =========== ========== ===========
 Fully diluted..........  111,554,075                      111,554,075 24,360,323 139,203,042
                          =========== ======      =====    =========== ========== ===========

            See Notes to Pro Forma Condensed Financial Information.

               CONSOLIDATED PRO FORMA CONDENSED INCOME STATEMENT

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                  (UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               BB&T AND                  BB&T,
                                                               FFBC PRO               FFBC AND UCB
                                                  PRO FORMA      FORMA                 PRO FORMA
                             BB&T       FFBC     ADJUSTMENTS   COMBINED     UCB(7)    COMBINED(7)
                          ----------- ---------  -----------  ----------- ----------  ------------
INTEREST INCOME
 Interest and fees on
  loans and leases......  $ 1,282,521 $  23,659               $ 1,306,180 $  272,301  $ 1,578,481
 Interest and dividends
  on securities.........      323,360     1,582                   324,942     51,897      376,839
 Interest on short-term
  investments...........          732     1,322                     2,054      4,741        6,795
                          ----------- ---------               ----------- ----------  -----------
  Total interest in-
   come.................    1,606,613    26,563                 1,633,176    328,939    1,962,115
                          ----------- ---------               ----------- ----------  -----------
INTEREST EXPENSE
 Interest on deposits...      564,747    11,746                   576,493    147,744      724,237
 Interest on short-term
  borrowed funds........      105,936       964                   106,900      1,823      108,723
 Interest on long-term
  debt..................      107,437     1,671                   109,108        165      109,273
                          ----------- ---------               ----------- ----------  -----------
  Total interest ex-
   pense................      778,120    14,381                   792,501    149,732      942,233
                          ----------- ---------               ----------- ----------  -----------
NET INTEREST INCOME.....      828,493    12,182                   840,675    179,207    1,019,882
 Provision for loan and
  lease losses..........       53,661     3,050                    56,711      8,850       65,561
                          ----------- ---------               ----------- ----------  -----------
NET INTEREST INCOME AF-
 TER PROVISION FOR LOAN
 AND LEASE LOSSES.......      774,832     9,132                   783,964    170,357      954,321
                          ----------- ---------               ----------- ----------  -----------
NONINTEREST INCOME
 Service charges on de-
  posit accounts........      107,581       --                    107,581     24,599      132,180
 Mortgage banking activ-
  ities.................       34,352       --                     34,352      5,493       39,845
 Trust income...........       22,811       --                     22,811      5,983       28,794
 Agency and other insur-
  ance commissions......       33,542       --                     33,542      6,139       39,681
 Other nondeposit fees
  and commissions.......       68,835       --                     68,835      9,456       78,291
 Securities gains (loss-
  es), net..............        3,206      (211)                    2,995       (116)       2,879
 Other noninterest in-
  come..................       27,062       834                    27,896        561       28,457
                          ----------- ---------               ----------- ----------  -----------
  Total noninterest in-
   come.................      297,389       623                   298,012     52,115      350,127
                          ----------- ---------               ----------- ----------  -----------
NONINTEREST EXPENSE
 Personnel expense......      302,383     4,121                   306,504     85,061      391,565
 Occupancy and equipment
  expense...............      103,594     1,347                   104,941     17,525      122,466
 Federal deposit insur-
  ance expense..........       42,820     2,004                    44,824      1,227       46,051
 Other noninterest ex-
  pense.................      205,256     1,486      2,543(8)     209,285     48,900      258,185
                          ----------- ---------    -------    ----------- ----------  -----------
  Total noninterest ex-
   pense................      654,053     8,958      2,543        665,554    152,713      818,267
                          ----------- ---------    -------    ----------- ----------  -----------
EARNINGS
 Income before income
  taxes.................      418,168       797     (2,543)       416,422     69,759      486,181
 Income tax expense.....      134,504       307                   134,811     24,555      159,366
                          ----------- ---------    -------    ----------- ----------  -----------
 Net income.............      283,664       490     (2,543)       281,611     45,204      326,815
 Preferred dividend re-
  quirements............          610       --                        610        --           610
                          ----------- ---------    -------    ----------- ----------  -----------
 Income applicable to
  common shares.........  $   283,054 $     490    $(2,543)   $   281,001 $   45,204  $   326,205
                          =========== =========    =======    =========== ==========  ===========
PER COMMON SHARE
 Net income
 Primary................         2.56       .21                      2.51       1.87         2.34
                          =========== =========               =========== ==========  ===========
 Fully diluted..........         2.54       .21                      2.48       1.87         2.32
                          =========== =========               =========== ==========  ===========
AVERAGE SHARES OUTSTAND-
 ING
 Primary................  110,486,127 2,286,773               112,118,197 24,210,796  139,597,450
                          =========== =========               =========== ==========  ===========
 Fully diluted..........  111,836,200 2,286,773               113,468,270 24,210,796  140,947,523
                          =========== =========               =========== ==========  ===========

            See Notes to Pro Forma Condensed Financial Information.

              NOTES TO PRO FORMA CONDENSED FINANCIAL INFORMATION

Note 1. To reflect the transactions necessary to divest $521.9 million of deposits and $208.8 million of loans in conjunction with the UCB Merger. The net amount to be due at closing is recorded in other liabilities.

Note 2. During May 1995, the Company and UCB entered into a transaction wherein UCB acquired 12 North Carolina branch offices which were required to be divested by the Company. In the acquisition, UCB assumed $178.7 million in deposits and purchased $26.8 million in loans from the Company. Two of the branch banking offices acquired by UCB in the transaction with aggregate deposits and loans of $32.7 million and $4.9 million, respectively, were sold to third party banks during the fourth quarter of 1995. UCB recorded a premium of $10.1 million for the assumed deposit base of the branches retained. The Company recorded a total gain on divestiture of $12.3 million. This adjustment eliminates the $7.7 million of unamortized deposit intangible and the intercompany portion of the gain in the Pro Forma Condensed Balance Sheet.

Note 3. Certain material, nonrecurring adjustments of approximately $50 to $60 million will be recorded in conjunction with the UCB Merger. These adjustments include amounts to effect the settlement of obligations under existing employment contracts, severance pay for involuntary terminations, early retirement and related employee benefits; amounts associated with branch closings and divestitures; and the consolidation of bank operations and systems. It is estimated that $5 million of the expenses will be directly related to effecting the UCB Merger and therefore will not be deductible for income tax purposes. The impact of these adjustments (using a $55 million estimate) has been reflected in the Pro Forma Condensed Balance Sheet as of March 31, 1997.

Note 4. UCB elected to amortize the accumulated postretirement obligation related to the adoption of SFAS No. 106 over a period of 20 years as a component of the postretirement benefit cost. The Company elected to reflect the adoption of SFAS No. 106 through the recording of a cumulative charge for this change in accounting principle. The Pro Forma Condensed Balance Sheet reflects an adjustment to conform UCB's transition method to the method elected by the Company. The accompanying Pro Forma Condensed Income Statement does not reflect adjustments for amounts previously recorded by UCB as amortization of the unrecorded transition obligation, which amounted to $99,000 for the quarter ended March 31, 1997 and $394,000 for the year ended December 31, 1996.

Note 5. Based on an exchange ratio of 1.135 for the conversion of UCB common stock into the Company's common stock. At March 31, 1997, UCB had 24,386,811 shares of common stock outstanding.

Note 6. The Company acquired FFBC on March 1, 1997. This Pro Forma Condensed Income Statement includes the results of operations of FFBC from January 1, 1997 through February 28, 1997. FFBC's results of operations for the month of March 1997 are included in the BB&T column.

Note 7. No pro forma adjustments relating to the UCB Merger are reflected in the Pro Forma Condensed Income Statements.

Note 8. To record amortization of the $38.1 million recorded as goodwill, which results from the excess of the purchase price over the estimated fair market value of the net assets acquired from FFBC over a 15-year period using the straight-line method.

                       DESCRIPTION OF SUBORDINATED NOTES

  The following description of the particular terms of the Subordinated Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities and the specific terms and conditions of the Subordinated Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made. Capitalized terms used and not defined herein have the meanings set forth in the accompanying Prospectus.

  The Subordinated Notes will be limited to $250,000,000 aggregate principal amount, will be direct, unsecured, subordinated obligations of the Company and
will mature on    , 2007. Interest at the annual rate set forth on the cover
page of this Prospectus Supplement will accrue from    , 1997 or from the most
recent Interest Payment Date to which interest has been paid or provided for, payable semiannually on June 15 and December 15 of each year beginning December 15, 1997 to the persons in whose names the Subordinated Notes are
registered at the close of business on     or    , as the case may be, next
preceding such Interest Payment Date. The Subordinated Notes are not redeemable at the option of the Company prior to maturity and do not provide for any sinking fund. The Subordinated Notes constitute a single series and are to be issued under the Subordinated Indenture described in the accompanying Prospectus.

GLOBAL SECURITIES

  The Subordinated Notes initially will be issued as book-entry notes. See "Description of the Debt Securities--Global Securities" in the accompanying Prospectus. The Subordinated Notes will be issued in denominations of $1,000 and integral multiples thereof.

  Upon issuance, all Subordinated Notes will be represented by Global Securities. Global Securities representing the Subordinated Notes will be deposited with, or on behalf of, the Depositary, and registered in the name of a nominee of the Depositary. Subordinated Notes will not be exchangeable for certificated notes, provided that if the Depositary is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by the Company within 90 days, the Company will issue certificated notes in exchange for the Global Securities. In addition, the Company at any time and in its sole discretion may determine not to have book-entry notes represented by Global Securities, and, in such event, will issue certificated notes in exchange therefor.

  A further description of the Depositary's procedures with respect to Global Securities representing book-entry notes is set forth in the accompanying Prospectus under "Description of the Debt Securities--Global Securities." The Depositary has confirmed to the Company, the Underwriters and the Subordinated Trustee that it intends to follow such procedures.

SUBORDINATION

  As described in the accompanying Prospectus, the Subordinated Notes are subordinate and subject in right of payment to the prior payment in full of all existing and future Senior Indebtedness of the Company. See "Subordinated Debt Securities--Subordination" in the accompanying Prospectus. The Subordinated Indenture does not limit or prohibit the incurrence of additional Senior Indebtedness.

  As described in the accompanying Prospectus, payment of the principal of the Subordinated Notes may be accelerated in the case of certain events involving the bankruptcy, insolvency or reorganization of the Company. There is no right of acceleration in the case of a default by the Company in the performance of any covenant or agreement in the Subordinated Notes or the Subordinated Indenture, including the failure to pay principal of or interest on the Subordinated Notes when due. See "Subordinated Debt Securities--Limited Rights of Acceleration" and "--Events of Default" in the accompanying Prospectus.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Subordinated Notes will be made by the Underwriters in immediately available funds. As long as the Subordinated Notes are represented by Global Securities, all payments of principal and interest will be made by the Company in immediately available funds, provided the Depositary makes its Same-Day Funds Settlement System available to the Company.

  Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, as long as the Subordinated Notes are represented by Global Securities registered in the name of the Depositary or its nominee, the Subordinated Notes will trade in the Depositary's Same-Day Funds Settlement System, and secondary market trading activity in the Subordinated Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Subordinated Notes.

  Any certificate for the Subordinated Notes will bear the following legend:
"This Subordinated Note is not a savings or deposit account or other obligation of a bank and is not insured by the Federal Deposit Insurance Corporation or any other governmental agency."

  BB&T-NC will serve as the paying agent with respect to the Subordinated
Notes.

TRUSTEE

  State Street Bank & Trust Company, a Massachusetts trust corporation, will serve as the Trustee with respect to the Subordinated Notes.

                                 UNDERWRITING

  Bear, Stearns & Co. Inc., Alex. Brown & Sons Incorporated and Craigie Incorporated (the "Underwriters") have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the principal amounts of the Subordinated Notes set forth opposite their respective names below:

                                                                    PRINCIPAL
   UNDERWRITER                                                        AMOUNT
   -----------                                                     ------------
   Bear, Stearns & Co. Inc........................................ $
   Alex. Brown & Sons Incorporated................................
   Craigie Incorporated...........................................
                                                                   ------------
     Total........................................................ $250,000,000
                                                                   ============

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that if any of the Subordinated Notes are purchased by the Underwriters pursuant to the Underwriting Agreement, all such Subordinated Notes must be so purchased. The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the securities laws, or to contribute payments that the Underwriters may be required to make in respect thereof.

  The Company has been advised that the Underwriters propose to offer the Subordinated Notes to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers
at such price less a concession not to exceed    % of the principal amount.
The Underwriters may allow, and such dealers may reallow, a discount to
certain other dealers not to exceed   % of the principal amount. After the
initial offering to the public, the public offering price, the concession to dealers and the reallowance to other dealers may be changed by the Underwriters.

  The Subordinated Notes will not be listed on any securities exchange. The Company has been advised by the several Underwriters that the several Underwriters currently intend to make a market in the Subordinated Notes, as permitted by applicable laws and regulations. The several Underwriters are not obligated, however, to make a market in the Subordinated Notes and any such market-making may be discontinued at any time at the sole discretion of the several Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Subordinated Notes.

  Because Craigie Incorporated, an Underwriter in the offering, is expected to become an affiliate of the Company subsequent to the offering pursuant to an Agreement and Plan of Reorganization, dated as of March 7, 1997, the offering of the Subordinated Notes is being made pursuant to Rule 2720 of the National Association of Securities Dealers, Inc. See "Recent Developments--Pending Acquisitions and Other Developments" for a description of the proposed acquisition of Craigie Incorporated by the Company.

  The Underwriters and their respective affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

  In order to facilitate the offering of the Subordinated Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Subordinated Notes during and after the offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Subordinated Notes for their own account by selling more Subordinated Notes than have been sold to them by the Company. The Underwriters may elect to cover any such short position by purchasing Subordinated Notes in the open market. In addition, the Underwriters may stabilize or maintain the price of the Subordinated Notes by bidding for or purchasing Subordinated Notes in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if

Subordinated Notes previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Subordinated Notes at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Subordinated Notes to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions, if commenced, may be discontinued at any time.

                        VALIDITY OF SUBORDINATED NOTES

  The validity of the Subordinated Notes will be passed upon for the Company by Womble Carlyle Sandridge & Rice, PLLC, Charlotte, North Carolina, and for the Underwriters by Gibson, Dunn & Crutcher LLP, New York, New York. Gibson, Dunn & Crutcher LLP will rely on the opinion of Womble Carlyle Sandridge & Rice, PLLC, as to matters of North Carolina law, and Womble Carlyle Sandridge & Rice, PLLC will rely on the opinion of Gibson, Dunn & Crutcher LLP as to matters of New York law. At the date of this Prospectus Supplement, certain members of Womble Carlyle Sandridge & Rice, PLLC owned an aggregate of approximately 22,000 shares of the Company's common stock.

                                    EXPERTS

  The consolidated financial statements and schedule included in the Company's 1996 Annual Report on Form 10-K incorporated by reference in the Prospectus as supplemented by this Prospectus Supplement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein upon the authority of said firm as experts in giving said reports.

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  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                             PROSPECTUS SUPPLEMENT
Incorporation of Certain Documents by Reference............................  S-2
The Company................................................................  S-3
Recent Developments........................................................  S-4
Use of Proceeds............................................................  S-6
Consolidated Ratios of Earnings to Fixed Charges...........................  S-6
Selected Consolidated Financial Data.......................................  S-7
Pro Forma Condensed Financial Information..................................  S-8
Description of Subordinated Notes.......................................... S-13
Underwriting............................................................... S-15
Validity of Subordinated Notes............................................. S-16
Experts.................................................................... S-16
                                   PROSPECTUS
Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
The Company................................................................    3
Use of Proceeds............................................................    4
Consolidated Ratios of Earnings to Fixed Charges...........................    4
Certain Regulatory Considerations..........................................    4
Description of the Debt Securities.........................................   10
Senior Debt Securities.....................................................   15
Subordinated Debt Securities...............................................   17
Validity of Offered Securities.............................................   19
Experts....................................................................   19
Plan of Distribution.......................................................   20

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                                  $250,000,000

                                      BB&T
                                  CORPORATION

                              % SUBORDINATED NOTES
                                    DUE 2007

                               ----------------

                             PROSPECTUS SUPPLEMENT

                               ----------------

                            BEAR, STEARNS & CO. INC.
                               ALEX. BROWN & SONS
                                  INCORPORATED
                              CRAIGIE INCORPORATED

                                  JUNE  , 1997

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